THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

July 16, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:      Ms. Celeste M. Murphy, Legal Branch Chief
Ms. Jessica Plowgian, Attorney-Advisor

RE:        Savvy Business Support, Inc.
Registration Statement on Form S-1
Amendment No. 3
File No.: 333-167130

Dear Ms. Murphy and Ms. Plowgian:

Below please find our responses to the Staff’s comment letter, dated July 15, 2010 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 3 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 3, marked to show changes from the Original Filing, can be sent to you via overnight mail upon your request.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Joseph M. Patricola
Joseph M. Patricola, Esq.

General

1.
We note your response to comment one from our letter dated July 6, 2010 and your revised disclosure on page 10. Please provide us with any documentation you have regarding the Pink OTC Markets' agreement to remove Ms. Sourlis' name from the Prohibited Attorney list as of March 2011. Please revise your disclosure to clarify the nature of this agreement and explain why her name will not be removed until March 2011.

Per SEC Comment #1, the written documentation regarding the agreement to remove Ms. Sourlis’ name from the Prohibited Attorney list as of March 2011 is in the form of a personal email dated May 2, 2008, sent directly from Mr. Stephen J. Nelson, Esq., of the Nelson Law Firm, LLC to Ms. Sourlis, on behalf of and as attorney for the Pink OTC Markets. The contents of this email have been attached to this registration statement as Exhibit 99.1.

Prospectus Summary, page 3

2.
We note your revised disclosure that you may, in certain cases, negotiate with your clients to receive all or a portion of payments owed to you in the form of equity in such client's company. Please include a risk factor addressing the risks associated with this form of payment, including the impact such arrangements might have on your liquidity.

In addition, expand your management's discussion and analysis to address how the receipt of equity in lieu of cash will impact your ability to generate revenues sufficient to support ongoing operations.

Per SEC Comment #2, these disclosures have been added to the appropriate sections of the prospectus and registration statement in accordance with the Commission’s comment.

Risk Factors, page 9

3.
We note your response to comment two from our letter dated July 6, 2010. Please revise your prospectus to include a risk factor addressing the possible risks associated with any referrals you make that create conflicts of interest between you, Ms. Sourlis, her law firm and your clients.

Per SEC Comment #3, a risk factor has been added to the registration statement in accordance with the Commission’s comment.

4.
We note your disclosure on page 15 that you have not had any contact with the individuals you have identified with the necessary skills to launch the company in its initial phase. Please include a risk factor addressing the risk that you may not be able to retain the services of such individuals, as well as the uncertainty regarding the fees they will charge.

Per SEC Comment #4, a risk factor has been added to the registration statement in accordance with the Commission’s comment.

Liquidity and Capital Resources, page 36

5.
We note your statement that to date, your operations have been funded by Ms. Sourlis pursuant to a "verbal, non binding agreement." Please disclose the terms of this verbal agreement and indicate the amount owed to Ms. Sourlis as of the most recent practicable date.

Per SEC Comment #5, this disclosure has been revised in accordance with the Commission’s comment. Please be advised that the understanding between Ms. Sourlis and the Company is that Ms. Sourlis will personally fund the Company’s overhead expenses, including legal, accounting, and operational expenses until the Company can achieve revenues sufficient to sustain its operational and regulatory requirements.  As of the date of this Amendment No. 3 to the above entitled registration statement, there are currently no monies owed to Ms. Sourlis.

6.
We note your response to comment eight from our letter dated July 6, 2010. While your revised disclosure on page 35 indicates that you anticipate starting to generate revenue within four to six months, your disclosure in this section (as well as on page 19) indicates that you will start to generate revenue within the next 12 months. Please revise or advise.

Per SEC Comment #6, these disclosures have been revised for consistency throughout the registration statement.